UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: October 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

Conditional Placing to raise gross proceeds of £600,000 (US$0.73 million)

On October 2, 2019, Motif Bio plc (the “Company”) issued a regulatory news service announcement stating that it conditionally raised £600,000 (US$0.73 million), before expenses by way of a placing (the "Placing") via the issue of 142,857,143 ordinary shares in the capital of the Company (the "Placing Shares") at an issue price of 0.42 pence per Placing Share (the “Placing Price”), to provide the Company with additional working capital in order to implement the proposed initiatives as set out in the Company’s announcement on September 30, 2019 regarding the Proposed Restructuring. A copy of the regulatory news service announcement is attached herein as Exhibit 99.1.

The information contained in this report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued on October 2, 2019, entitled “Conditional Placing to raise gross proceeds of £600,000 (US$0.73 million).”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Name:	Graham Lumsden
Title:	Chief Executive Officer

Date: October 2, 2019